Phone:	(212)885-5234
Fax:	(212)898-1392
Email:	cschrenko@blankrome.com

July 6, 2017

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C.  20549
Attention:  Lisa Larkin

Re:	Cornerstone Total Return Fund, Inc. Registration Statement on Form N-2 File Numbers: 333-218643 and 811-02363

Dear Ms. Larkin:

On behalf of Cornerstone Total Return Fund, Inc. (the “Fund”), this letter is in response to the comments received telephonically on June 29, 2017, from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s registration statement filed on Form N-2 on June 9, 2017 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  The filing was made for the purpose of registering non-transferable rights (“Rights”) to be issued to shareholders of the Fund to purchase new shares of the Fund (“Shares”).  We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses.

1.
Under the “Investment Strategies” section, please clarify if the Fund invests or plans to invest in Contingent Convertible Securities (CoCos). If so, the amount should be provided and the Fund should consider what additional disclosure is necessary.

RESPONSE:  The Fund has no current intention to invest in Contingent Convertible Securities (CoCos) and therefore no additional disclosure has been provided.

2.
Under the “Summary of Principal Risks” section, is it appropriate to include “Managed Distribution Risk" and “Defensive Position Risk”? Please explain why these risks were not listed as risks in Cornerstone Strategic Value Fund.

RESPONSE:  Yes, the Fund believes that it is appropriate for each these risks to be disclosed in the “Summary of Principal Risks” section. “Managed Distribution Risk” and “Defensive Position Risk” will each be disclosed in the “Summary of Principal Risks” section in the registration statements for Cornerstone Strategic Value Fund, Inc. and Cornerstone Total Return Fund, Inc.

3.	Under the “Summary of Principal Risks” section, please confirm that “foreign securities” are not listed as a Principal Risk.

RESPONSE:  The Fund hereby confirms that investing in foreign securities is not a principal risk because the Fund has no current intent to invest more than 10% of its assets in foreign securities.

4.	Please explain why the section titled “Other Investment Company Securities Risk” was removed.

RESPONSE:  Upon further review, the Fund has determined that this was inadvertent and has re-inserted the section titled “Other Investment Company Securities Risk.”

5.
Please explain why the following language was removed from the first paragraph: “but the 2016 distributions based on the distribution percentage are expected to consist principally or entirely of a return of Stockholders’ capital invested in the Fund.”

RESPONSE:  The Fund has determined that this disclosure was removed and 2016 was included in the following disclosure:

As shown on page 31 in the table which identifies the constituent components of the Fund’s distributions under its Distribution Policy for years 2012-2016, substantially all of the distributions that the Fund made to its Stockholders for the year 2015 consisted of a return of its Stockholders’ capital, and not of income or gains generated from the Fund’s investment portfolio, and a majority of the distributions that the Fund made to its Stockholders for the years 2012-2014 and 2016 consisted of a return of its Stockholders’ capital, and not of income or gains generated from the Fund’s investment portfolio.

6.	Under the “Board Considerations in Approving the Offering” section, please clarify the conditions referred to.

RESPONSE:  The Fund has revised the disclosure to read as follows:

The Board also considered a number of other factors, including the success of the Prior Rights Offerings and that the Prior Rights Offerings were anti-dilutive to Stockholders, with respect to value, the ability of the Adviser to invest the proceeds of the Offering, the Fund’s assets, including those resulting from Prior Rights Offerings, have been used to maintain the Fund’s Distribution Policy because a portion of the assets raised in the rights offering may be utilized to maintain monthly distributions, and the potential effect of the Offering on the Fund’s stock price and adherence to the terms of the Fund’s exemptive relief, which restricts a Public Offering of its common stock.

7.
Leverage – please clarify that the Fund will not issue preferred shares within one year of the offering, otherwise disclose the expenses associated with the preferred shares. Also, please explain what would cause the Board to determine to issue preferred shares.

RESPONSE:  The Fund hereby confirms that the Fund will not issue preferred shares within one year of the offering. Additionally, the Board has no current intention to issue preferred shares.

8.	Please clarify whether “Investment in Small and Mid-Capitalization Companies” should be moved to the “Principal Risk” section.

RESPONSE:  “Investment in Small and Mid-Size Capitalization Companies” should not be moved to the “Principal Risk” section because the Fund primarily invests in large capitalization companies.

9.	Please consider adding Blank Rome’s address under the “Legal Matters” section.

RESPONSE:  The Fund has added Blank Rome’s address under the “Legal Matters” section.

10.	Under the “Administrative Services” and “Fund Accounting Agreement” sections, please add three fiscal years of total dollars paid.

RESPONSE:  The Fund has provided the information with respect to the three fiscal years of total dollars paid.  Under the “Administrative Services” section, the Fund has revised the disclosure as follows:

“For years 2014, 2015 and 2016, the Fund paid AFS $64,494, $69,759 and $88,214 respectively.”

Under the “Fund Accounting Agreement” section, the Fund has revised disclosure as follows:

“For years 2014, 2015 and 2016, the Fund paid Ultimus $39,926, $42,611 and $41,751 respectively.”

* * * * * *

The Fund intends to file a pre-effective amendment to the Registration Statement to include the revisions set forth in this response letter.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5234.

Sincerely,

/s/ Courtney B. Schrenko
Courtney B. Schrenko

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